1 / 2 FERROVIAL SE ANNOUNCES A CHANGE IN THE DIVIDEND PAYMENT DATE Amsterdam, 4 November 2025 – Reference is made to the announcements (i) dated 15 October 2025, announcing the declaration by Ferrovial SE ("Ferrovial", Ticker: "FER") of an interim scrip dividend of in aggregate EUR 342 million; and (ii) dated 23 October 2025, announcing the dividend per share in the share capital of Ferrovial, with a nominal value of EUR 0.01 each, amounting to EUR 0.4769. Ferrovial announces that the dividend payment date will be accelerated and is now expected to be from 25 November 2025 instead of from 3 December 2025, as disclosed in the announcement dated 15 October 2025. Ferrovial intends to deliver treasury shares to shareholders who have elected or deemed to have elected shares, which generally allows for a quicker payment process compared to newly issued shares. As further detailed in the announcement dated 15 October 2025, the distribution will be payable in shares or cash at the election of Ferrovial's shareholders. If no election is made during the relevant election period, an election for a dividend in shares will be deemed to have been made and the dividend will consequently be paid in shares. The election period is currently ongoing and will lapse on 11 November 2025.1 Forward-looking statements This announcement contains forward-looking statements, which include statements with respect to the Company’s interim scrip dividend, including the expected main milestones and timing of the scrip dividend process. Any express or implied statements contained in this announcement that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding payment and timing of the scrip dividend, as well as statements that include the words “expect,” “will,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: risks related to our diverse geographical operations; risks related to our acquisitions, divestments and other strategic transactions that we may undertake; the impact of competitive pressures in 1 Banks and brokers may process the dividend in the default option as agreed upon in their contractual arrangements with Ferrovial shareholders or may set an earlier deadline for the receipt of election instructions from their clients to those detailed in the expected timetable. Ferrovial shareholders should contact their bank or broker to check their default option and timings.

2 / 2 our industry and pricing, including the lack of certainty and costs in winning competitive tender processes; general economic and political conditions and events and the impact they may have on us, including, but not limited to, volatility or increases in inflation rates and rates of interest, increased costs and availability of materials, and other ongoing impacts resulting from circumstances including changes in tariff regimes, the Russia/Ukraine conflict, and the Middle East conflict; the fact that our business is derived from a small number of major projects; cyber threats or other technology disruptions; our ability to obtain adequate financing in the future as needed; our approach to dividend or other distribution determinations and the ability to pay dividends at current levels; our ability to maintain compliance with the continued listing requirements of Euronext Amsterdam, the Nasdaq Global Select Market and the Spanish Stock Exchanges; lawsuits and other claims by third parties or investigations by various regulatory agencies that we may be subject to; our ability to comply with our ESG commitments or other sustainability demands; the impact of any changes governmental laws and regulations, including but not limited to tax regimes or regulations; and the other important factors discussed under the caption “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (“SEC”) for the fiscal year ended December 31, 2024 which is available on the SEC website at www.sec.gov, as such factors may be updated from time to time in our other filings with the SEC. Any forward-looking statements contained in this announcement speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward- looking statements contained in this announcement, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law. Forward-looking statements in this announcement are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction. About Ferrovial Ferrovial is one of the world’s leading infrastructure companies. The Company operates in more than 15 countries and has a workforce of over 25,000 worldwide. Ferrovial is triple listed on Euronext Amsterdam, the Spanish Stock Exchanges and Nasdaq and is a member of Spain’s blue-chip IBEX 35 index. It is also included in globally recognized sustainability indices such as the Dow Jones Best in Class Index (former Dow Jones Sustainability Index), and strives to conduct its operations in compliance with the principles of the UN Global Compact, which the Company adopted in 2002.